UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the six months ended September 30, 2008 (U.S. GAAP Financial Information)
SUPPORT DOCUMENTATION (CONSOLIDATED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: October 31, 2008

Makita Corporation
Consolidated Financial Results
for the six months ended September 30, 2008
(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2008
October 31, 2008
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President & Representative Director
1. Results of the six months ended September 30, 2008 (From April 1, 2008 to September 30, 2008)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the six months ended		For the six months ended
	September 30, 2007		September 30, 2008
		%		%
Net sales	169,537	28.5	175,558	3.6
Operating income	33,899	58.5	36,047	6.3
Income before income taxes	34,468	58.1	34,453	0.0
Net income	23,596	53.3	24,851	5.3
	Yen
Net income per share	164.17		175.60

Notes:	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of	As of
	March 31, 2008	September 30, 2008
Total assets	386,467	382,000
Shareholders’ equity	316,498	316,519
Shareholders’ equity ratio to total assets (%)	81.9%	82.9%
	Yen
Shareholders’ equity per share	2,201.36	2,248.53

2. Dividend Information

	Yen
	For the year ended	For the year ending
	March 31, 2008	March 31, 2009
Cash dividend per share:
Interim	30.00	30.00
Year-end	67.00	(Note)
Total	97.00	(Note)

Notes:	1.	The forecast for cash dividend announced on April 30, 2008 has not been revised.

	2.	While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet.

		For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Consolidated Financial Forecast for the year ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

	Yen (millions)
	For the year ending March 31, 2009
			%
Net sales	303,000		(11.6)
Operating income	54,000		(19.4)
Income before income taxes	50,200		(23.7)
Net income	36,200		(21.4)
	Yen
Net income per share		257.16

Note:	The consolidated financial forecast for the year ending March 31, 2009 has been revised.
For details, refer to [Qualitative Information and Financial Statements] section 3 “Qualitative information on consolidated financial forecast” on page 4.
The above forecast is based on the assumption of exchange rates of 95 yen to the U.S. dollar and 120 yen to the euro for the second half of the fiscal year.

     The above forecast is also based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.

4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:
Note: Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(3)	Changes in principles, procedures and disclosures of the accounting policies concerning quarterly consolidated financial statements preparation:
Note: Refer to [Qualitative Information and Financial Statements] section 4 “Other” on page 4.

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of September 30, 2008:	144,008,760
	As of March 31, 2008:	144,008,760
2. Number of treasury stock:	As of September 30, 2008:	3,241,663
	As of March 31, 2008:	235,135
3. Average number of shares outstanding:	As of September 30, 2008:	141,521,162
	As of September 30, 2007:	143,725,286
Explanation regarding proper use of business forecasts, and other significant matters
1.	The consolidated financial forecast for the year ending March 31, 2009 has been revised. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] section 3 “Qualitative information on consolidated financial forecast” on page 4.

The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2.	Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments.

The Board of Directors plans to meet in April 2009 for a report on earnings for the year ending March 31, 2009. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2009.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

[Qualitative Information and Financial Statements]
1. Qualitative Information on Consolidated Operating Results
     For the six months (“the period”) ended September 30, 2008, the world’s economy has been characterized by financial instability caused in part by the sub-prime loan problems in the United States and by a steep rise in raw material prices, those have spilled over into the global economy, and the business climate is rapidly decelerating.
     What is more, the decrease in demand in the housing market is affecting Japan and the United States and also Western European countries, adding to the intensity of the market downturn.
     In such conditions, the Makita Group has expanded our product lines through the development of power tools such as hammer drills that are equipped with the low-vibration mechanisms which have an established reputation in technology, rechargeable tools that utilize lithium-ion batteries, and gardening equipment outfitted with mini 4-cycle engines.
     In production, we are moving forward with the expansion of the Romanian plant in Eastern Europe and construction of the second plant in Brazil in South America in order to reinforce global capacity and balance.
     In sales, we are also improving and developing sales and after-service networks by establishing and operating local subsidiaries in India and Colombia.
     In our consolidated financial results for the period, sales declined in the United States and Japan, but increased 3.6% over the same period of the previous year, to 175,558 million yen, because demand in emerging countries in Eastern Europe, Russia, Southeast Asia, Central and South America, and the Middle East remained strong.
     For the period, sales have risen continuously to a new record for the fourth consecutive period and sales have increased for eight consecutive period.
     In terms of earnings, operating income rose 6.3% compared to the same period of the previous year, to 36,047 million yen (ratio of operating income to net sales; 20.5%), income before income taxes amounted to 34,453 million yen, a 0.04% decline from the same period of the previous year (ratio of income before income taxes to net sales; 19.6%), and net income for the period amounted to 24,851 million yen (ratio of net income to net sales; 14.2%), up 5.3% from the same period of the previous year.
     Net sales by geographic area were as follows:
     In Japan, despite a recovery in the number of housing starts, the market environment continues to remain bleak, contributing to a decrease in sales to 24,378 million yen, down 5.0% from the same period of the previous year.
     In Europe, although sales in Western Europe fell into a downward trend, sales in Eastern Europe and Russia continued to expand, marking a 5.4% increase over the same period of the previous year to 83,131 million yen.
     In North America, sales via the home improvement channel remained steady in persistent stagnation in the U.S. housing market, thanks to having established a partnership with Home Depot U.S.A., Inc., the largest home improvement retailer in the United States, in March 2008. However, sales declined to 25,836 million yen, for a 10.7% decrease, due to a significantly weaker dollar versus the yen in foreign exchange markets for the same period of the previous year.
     In Asia, sales remained robust at 13,163 million yen in Southeast Asia, a 19.4% increase over the same period of the previous year.
     In other regions such as those in Central and South America which are growth countries with abundant resources, sales amounted to 10,579 million yen, a 30.1% increase compared to the same period of the previous year; while sales in the Middle East and Africa rose 15.2% to 9,964 million yen, and sales in Oceania climbed 2.8%, to 8,507 million yen.
     As a result above, the foreign sales ratio in the period ended September 30, 2008, rose to 86.1%, up 1.2 points from 84.9% in the same period of the previous year.
2. Qualitative Information on Consolidated Financial Position
     Compared to the end of the previous fiscal year, total assets at the end of this second quarter declined in value by 4,467 million yen to 382,000 million yen. The principal factor was because marketable securities were sold off, in order to acquire company’s own stock.
     Compared to the end of the previous fiscal year, liabilities declined in value by 4,363 million yen to 63,090 million yen. The key factor was a decrease in income taxes payable.
     Compared to the end of the previous fiscal year, shareholders’ equity increased in value by 21 million yen to 316,519 million yen.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese language

3. Qualitative Information on Consolidated Financial Forecast
     The forecast for the third quarter and for the fiscal year ending March 31, 2009 is based on the assumption that the financial instability caused by the sub-prime loan problem in the United States will stay not only in developed countries, but in the new emerging countries that have enjoyed steady growth, with the entire global economy is facing a period of contraction.
     The forecast is assumed on basis of continuing rise of raw materials price and in a continued strengthening of the yen.
     In the condition above, the previous forecast has been revised as follows.
Revised Forecast for consolidated performance during the fiscal 2009 (from April 1, 2008 to March 31, 2009)

	(Million yen)
					Net income
			Income before		per share
	Net sales	Operating income	income taxes	Net income	(yen)
Outlook announced previously (A)	343,000	64,000	63,000	42,000	292.13
Revised forecast (B)	303,000	54,000	50,200	36,200	257.16
Change (B-A)	(40,000)	(10,000)	(12,800)	(5,800)	—
Percentage revision	(11.7)%	(15.6)%	(20.3)%	(13.8)%	—
Actual results for the previous year ended March 31, 2008	342,577	67,031	65,771	46,043	320.30

     The above forecast is based on the assumption of exchange rates of 95 yen to the U.S. dollar and 120 yen to the euro for the second half of the fiscal year.
     The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.
4. Other
(1)	Changes in important subsidiaries during the period (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, the Company computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in principles, procedures and disclosures of the accounting policies concerning quarterly consolidated financial statements preparation:

Starting with this fiscal year, the Company has adopted the “Fair Value Measurements” pursuant to the Statement of Financial Accounting Standards No. 157. This Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption did not give rise to any material effect on the Company’s consolidated financial position or results of operations.

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2008		As of September 30, 2008
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	46,306		42,678
Time deposits	2,393		3,591
Marketable securities	49,443		34,865
Trade receivables-
Notes	2,950		3,011
Accounts	60,234		60,989
Less- Allowance for doubtful receivables	(1,018)		(1,032)
Inventories	112,187		120,210
Deferred income taxes	6,478		6,587
Prepaid expenses and other current assets	11,382		11,656

Total current assets	290,355	75.1%	282,555	74.0%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,370		18,463
Buildings and improvements	64,268		63,311
Machinery and equipment	75,651		77,007
Construction in progress	2,765		6,436

	161,054		165,217
Less- Accumulated depreciation	(91,996)		(91,206)

	69,058	17.9%	74,011	19.4%

INVESTMENTS AND OTHER ASSETS:
Investment securities	18,034		15,927
Goodwill	2,001		1,994
Other intangible assets, net	2,240		2,372
Deferred income taxes	1,826		1,219
Other assets	2,953		3,922

	27,054	7.0%	25,434	6.6%

	386,467	100.0%	382,000	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese language

	Yen (millions)
	As of March 31, 2008		As of September 30, 2008
	Composition ratio		Composition ratio
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,724		1,123
Trade notes and accounts payable	23,372		22,835
Other payables	5,640		6,149
Accrued expenses	7,982		6,585
Accrued payroll	8,096		7,772
Income taxes payable	7,518		5,374
Deferred income taxes	58		32
Other liabilities	5,266		5,239

Total current liabilities	59,656	15.4%	55,109	14.4%

LONG-TERM LIABILITIES:
Long-term indebtedness	908		861
Accrued retirement and termination allowances	3,716		3,353
Deferred income taxes	1,215		1,836
Other liabilities	1,958		1,931

	7,797	2.0%	7,981	2.1%

	67,453	17.4%	63,090	16.5%

MINORITY INTERESTS	2,516	0.7%	2,391	0.6%

SHAREHOLDERS’ EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,753		45,752
Legal reserve	5,669		5,669
Retained earnings	249,191		264,410
Accumulated other comprehensive income (loss)	(7,657)		(10,908)
Treasury stock, at cost	(263)		(12,209)

	316,498	81.9%	316,519	82.9%

	386,467	100.0%	382,000	100.0%

	As of March		As of September
	31, 2008		30, 2008
Total number of shares authorized	496,000,000		496,000,000
Number of shares issued	144,008,760		144,008,760
Number of shares issued (excluding treasury stock)	143,773,625		140,767,097
Number of treasury stock	235,135		3,241,663

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

(2) Consolidated Statements of Income

	Yen (millions)
	For the six months ended		For the six months ended
	September 30, 2007		September 30, 2008
		(%)		(%)
NET SALES	169,537	100.0	175,558	100.0
Cost of sales	98,847	58.3	100,824	57.4

GROSS PROFIT	70,690	41.7	74,734	42.6
Selling, general, administrative and other expenses	36,791	21.7	38,687	22.1

OPERATING INCOME	33,899	20.0	36,047	20.5

OTHER INCOME (EXPENSES):
Interest and dividend income	1,022		954
Interest expense	(166)		(169)
Exchange losses on foreign currency transactions, net	(125)		(1,462)
Realized gains (losses) on securities, net	8		(660)
Other, net	(170)		(257)

Total	569	0.3	(1,594)	(0.9)

INCOME BEFORE INCOME TAXES	34,468	20.3	34,453	19.6

PROVISION FOR INCOME TAXES:
Current	10,168		7,686
Deferred	704		1,916

Total	10,872	6.4	9,602	5.4

NET INCOME	23,596	13.9	24,851	14.2

7
English translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months ended	For the six months ended
	September 30, 2007	September 30, 2008
Net cash provided by operating activities	13,803	14,222
Net cash provided by (used in) investing activities	(4,950)	3,132
Net cash used in financing activities	(10,047)	(22,511)
Effect of exchange rate changes on cash and cash equivalents	(248)	1,529

Net change in cash and cash equivalents	(1,442)	(3,628)
Cash and cash equivalents, beginning of period	37,128	46,306

Cash and cash equivalents, end of period	35,686	42,678

(4) Notes on the preconditions for a going concern: None
(5) Condensed Operating Segment Information

For the six months ended September 30, 2007
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	35,281	78,871	28,792	5,511	21,082	169,537	—	169,537
(2) Inter-segment	34,085	2,707	2,342	48,684	106	87,924	(87,924)	—

Total	69,366	81,578	31,134	54,195	21,188	257,461	(87,924)	169,537

Operating expenses	57,352	68,485	30,016	47,603	18,240	221,696	(86,058)	135,638
Operating income	12,014	13,093	1,118	6,592	2,948	35,765	(1,866)	33,899

For the six months ended September 30, 2008
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	35,371	83,192	26,062	6,009	24,924	175,558	—	175,558
(2) Inter-segment	33,454	2,792	2,809	51,597	79	90,731	(90,731)	—

Total	68,825	85,984	28,871	57,606	25,003	266,289	(90,731)	175,558

Operating expenses	59,925	70,438	27,726	50,201	20,881	229,171	(89,660)	139,511
Operating income	8,900	15,546	1,145	7,405	4,122	37,118	(1,071)	36,047

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

(6) Notes in case there is any significant change in the shareholders’ equity
Consolidated Statement of Shareholders’ equity

Yen (millions)
For the six months ended
September 30, 2008
COMMON STOCK:
Beginning balance	23,805

Ending balance	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,753
Disposal of treasury stock	(1)

Ending balance	45,752

LEGAL RESERVE:
Beginning balance	5,669

Ending balance	5,669

RETAINED EARNINGS:
Beginning balance	249,191
Cash dividends	(9,632)
Net income	24,851

Ending balance	264,410

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(7,657)
Other comprehensive income (loss) for the period	(3,251)

Ending balance	(10,908)

TREASURY STOCK, at cost:
Beginning balance	(263)
Purchases and disposal (Note)	(11,946)

Ending balance	(12,209)

TOTAL SHAREHOLDERS’ EQUITY	316,519

Note:	Purchases of treasury stock: In May 2008, the Company bought back 3 million shares of company’s own stock for 11,923 million yen in the market.

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATED)
1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the six months		For the six months		For the six months
	ended September		ended September		ended September
	30, 2006		30, 2007		30, 2008
		(%)		(%)		(%)
Net sales	131,891	23.7	169,537	28.5	175,558	3.6
Domestic	22,927	14.5	25,649	11.9	24,378	(5.0)
Overseas	108,964	25.8	143,888	32.1	151,180	5.1
Operating income	21,387	(17.4)	33,899	58.5	36,047	6.3
Income before income taxes	21,796	(17.8)	34,468	58.1	34,453	0.0
Net income	15,390	(40.4)	23,596	53.3	24,851	5.3
Net income per share (Yen)	107.09		164.17		175.60
Cash dividend per share (Yen)	19.00		30.00		30.00
Dividend payout ratio (%)	17.7		18.3		17.1
Employees	9,077		10,093		10,799

			Yen (millions)
			For the year ended March 31, 2008		For the year ending March 31, 2009 (Forecast)

				(%)		(%)
Net sales			342,577	22.4	303,000	(11.6)
Domestic			52,193	11.4	48,700	(6.7)
Overseas			290,384	24.6	254,300	(12.4)
Operating income			67,031	39.1	54,000	(19.4)
Income before income taxes			65,771	33.3	50,200	(23.7)
Net income			46,043	24.5	36,200	(21.4)
Net income per share (Yen)			320.30		257.16
Cash dividend per share (Yen)			97.00		—
Dividend payout ratio (%)			30.3		—
Employees			10,436		—

Note:	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

Please refer to page 4 for the qualitative information on the consolidated financial forecast for the year ending March 31, 2009.

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the six months ended		For the six months ended		For the six months ended
	September 30, 2006		September 30, 2007		September 30, 2008
		(%)		(%)		(%)
Japan	22,927	14.5	25,649	11.9	24,378	(5.0)
Europe	56,558	35.3	78,865	39.4	83,131	5.4
North America	24,513	18.7	28,942	18.1	25,836	(10.7)
Asia	9,776	15.4	11,021	12.7	13,163	19.4
Other regions	18,117	15.4	25,060	38.3	29,050	15.9
Central and South America	5,931	16.4	8,134	37.1	10,579	30.1
The Middle East and Africa	6,203	21.2	8,650	39.4	9,964	15.2
Oceania	5,983	9.1	8,276	38.3	8,507	2.8
Total	131,891	23.7	169,537	28.5	175,558	3.6

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 8.
3. Exchange Rates

	Yen
	For the six	For the six	For the six	For the six	For the year
	months ended	months ended	months ended	months ending	ending March
	September 30,	September 30,	September 30,	March 31, 2009	31, 2009
	2006	2007	2008	(Forecast)	(Forecast)
Yen/U.S. Dollar	115.38	119.40	106.12	95	101
Yen/Euro	146.01	162.33	162.80	120	141

4. Sales Growth in local currency basis (Major countries)

For the six months ended
September 30, 2008
(%)
U.K.	(0.9)
Germany	5.8
France	(0.7)
Russia	22.3
U.S.A.	(3.0)
China	14.1
Brazil	42.5
Makita Gulf (UAE) *	35.5
Australia	10.3

*Including export sales for the Middle East and Africa.

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English translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Production Ratio (unit basis)

	For the six months ended	For the six months ended	For the six months ended
	September 30, 2006	September 30, 2007	September 30, 2008
	(%)	(%)	(%)
Domestic	27.9	24.0	20.2
Overseas	72.1	76.0	79.8
6. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the six months	For the six months	For the six months	For the year ended
	ended September	ended September	ended September	March 31, 2009
	30, 2006	30, 2007	30, 2008	(Forecast)
Capital expenditures	4,873	7,161	9,827	22,000
Depreciation and amortization	3,715	3,879	4,426	10,000
R&D cost	2,605	2,826	3,493	7,100

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English translation of “KESSAN TANSHIN” originally issued in Japanese language